[Indosat Logo Appears Here]

                      PERUSAHAAN PERSEROAN (PERSERO)
                 PT INDONESIAN SATELLITE CORPORATION Tbk


                     ANNOUNCEMENT TO THE SHAREHOLDERS

            THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
                                 (EGMS)

Perusahaan Perseroan (Persero) PT Indonesian Satellite Corporation Tbk, abbreviated as PT INDOSAT (Persero) Tbk, hereinafter referred to as the Company, hereby announce that the Company will hold an EGMS pursuant to a formal request from the Government of the Republic of Indonesia in this matter acting through The Ministry of State Owned Enterprises of the Republic of Indonesia, as the holder 589.575.000 (56,94%) shares of the Company which had been duly submitted to the Company in accordance with article 21 of the Articles of Association of the Company, to be held on:

Date  :  Friday, 27 December 2002
Time  :  2.00 p.m. (local time)
Venue :  Gedung Indosat Auditorium 4th Floor
         Jl. Medan Merdeka Barat No. 21
         Jakarta 10110

Shareholders who are entitled to attend the EGMS are :

a. For shareholders whose shares have not been electronically registered into the Collective Custody, only the shareholders whose names are registered in the Company Share Register as of 4.00 p.m. on 11 December 2002, or their proxy.

b. For shareholders whose shares have been electronically registered into the Collective Custody of PT KSEI, only the shareholders whose names are registered in the Collective Custody Account of PT KSEI as of 4.00 p.m. on 11 December 2002, or their proxy.



                                        Jakarta, 28 November 2002

                                         PT INDOSAT (Persero) Tbk

                                             Board of Directors
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Perusahaan Perseroan (Persero) P.T.
                                             Indonesian Satellite Corporation


Date: November 28, 2002                      By: /s/ Widya Purnama
                                                 -------------------------------
                                                 Name: Widya Purnama
                                                 Title: President